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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Sirona Dental Systems, Inc.

(formerly known as Schick Technologies, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

806683 10 8

(CUSIP Number)

Timothy P. Sullivan

Nicholas W. Alexos

Madison Dearborn Partners, LLC

Three First National Plaza, Suite 4600

Chicago, Illinois 60602

(312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2200

February 22, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 806683 10 8
1	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Sirona Holdings Luxco S.C.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Grand Duchy of Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 14,247,480
	9	Sole dispositive power None
	10	Shared dispositive power 14,247,480
11	Aggregate amount beneficially owned by each reporting person 14,247,480
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.86%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 806683 10 8
1	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) Sirona Holdings S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Grand Duchy of Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 14,247,480
	9	Sole dispositive power None
	10	Shared dispositive power 14,247,480
11	Aggregate amount beneficially owned by each reporting person 14,247,480
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.86%
14	Type of reporting person (see instructions) CO

13D

CUSIP No. 806683 10 8
1	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) MDCP Global Aggregator, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 14,247,480
	9	Sole dispositive power None
	10	Shared dispositive power 14,247,480
11	Aggregate amount beneficially owned by each reporting person 14,247,480
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.86%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 806683 10 8
1	Names of reporting persons / I.R.S. Identification Nos. of above persons (entities only) MDP Global Investors Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 14,247,480
	9	Sole dispositive power None
	10	Shared dispositive power 14,247,480
11	Aggregate amount beneficially owned by each reporting person 14,247,480
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.86%
14	Type of reporting person (see instructions) OO

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2005, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 22, 2006, Amendment No. 2 to Schedule 13D filed with the Commission on August 12, 2009, Amendment No. 3 to Schedule 13D filed with the Commission on December 11, 2009, Amendment No. 4 to Schedule 13D filed with the Commission on December 17, 2009, and Amendment No. 5 to Schedule 13D filed with the Commission on February 17, 2010 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 6 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On February 17, 2010, Luxco signed the Underwriting Agreement incorporated by reference as Exhibit F and agreed to sell 7,000,000 of the 21,247,480 shares of Common Stock of the Company that it held to Barclays Capital Inc. In connection with such offering, Luxco granted the underwriters an option to purchase up to an additional 1,050,000 shares to cover over allotments for up to 30 days. On February 22, 2010, Luxco completed the sale of 7,000,000 shares of Common Stock of the Company held by it, as described above, pursuant to the terms of the Underwriting Agreement, at a price of $35.00 per share. A shelf registration statement relating to the foregoing has previously been filed with, and declared effective by the Commission and additional information regarding the terms of the offering is set forth in the prospectus supplement filed by the Company with the Commission under Rule 424(b)(3) on February 18, 2010.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by deleting the existing Item 5 in its entirety and replacing it as follows:

(a)—(b) Luxco has the shared power to vote and dispose of 14,247,480 shares of Common Stock, constituting approximately 25.86% of the outstanding Common Stock. Luxco Manager, as the sole manager of Luxco, may also be deemed to share the power to vote and dispose of the shares of Common Stock. MDCP Global Aggregator, as the controlling shareholder of Luxco, and MDP Global Investors, as the sole general partner of MDCP Global Aggregator, may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by Luxco.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D/A by Luxco, Luxco Manager, MDCP Global Aggregator and MDCP IV Global Investments shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 55,102,586 shares of Common Stock outstanding as of February 5, 2010, as provided by the Company.

(c) On February 22, 2010, Luxco sold an aggregate 7,000,000 shares of Common Stock to Barclays Capital Inc., at a price of $35.00 per share. The shares were delivered by Luxco to the underwriters through the facilities of the Depository Trust Company in exchange for cash, delivered by wire transfer of immediately available funds.

Except for the transactions described herein, there have been no other transactions in the securities of the Company effected by the Reporting Persons since the most recent filing of the Reporting Persons on Schedule 13D.

(d) To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

The description of Luxco’s agreement with respect to the sale of a portion of the shares of Common Stock of the Company held by it described in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 23, 2010

SIRONA HOLDINGS LUXCO S.C.A.

By:	Sirona Holdings S.A.
Its:	Manager

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	A Director

SIRONA HOLDINGS S.A.

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	A Director

MDCP GLOBAL AGGREGATOR, L.P.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	Managing Director

MDP GLOBAL INVESTORS LIMITED

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	Managing Director

SCHEDULE A

Directors and Executive Officers of Luxco Manager: Luxco Manager is the sole manager of Luxco and is governed by a Board of Directors consisting of two A Directors and two B Directors. The two A Directors are Timothy P. Sullivan and Nicholas W. Alexos, both of whom are Managing Directors of MDP Global Investors. The two B Directors are Lorenzo Barcaglioni and Michel Raffoul, both of whom are employees of Services Généraux de Gestion S.A., an independent business service company that performs certain services for Luxco Manager. The principal business address of Timothy P. Sullivan and Nicholas W. Alexos, each of whom is a United States citizen, is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. The principal business address of Lorenzo Barcaglioni, who is a citizen of Italy and a resident of Luxembourg, and Michel Raffoul, who is a citizen of France and a resident of Luxembourg, is c/o SGG S.A., 412F, route d’Esch, L-1030 Luxembourg, Grand Duchy of Luxembourg.

Persons Controlling MDP Global Investors: MDP Global Investors is the sole general partner of MDCP Global Aggregator, which is the controlling shareholder of Luxco. The following are the members of MDP Global Investors: Paul R. Wood, Thomas R. Reusche, Cynthia Reusche, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, James N. Perry Jr., Timothy P. Sullivan, Nicholas W. Alexos, Justin S. Huscher, Robin P. Selati, Thomas S. Souleles and Gary J. Little GST Exempt Marital Trust. The principal business address of each of these individuals is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. Each member of MDP Global Investors is a United States citizen.